UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation 401(k) Profit Sharing Plan
(As Restated February 4, 2004)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation
 1800 Robert Fulton Drive, Suite 300
 Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
 401(k) PROFIT SHARING PLAN
 RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation 401(k) Profit Sharing Plan (as restated February 4, 2004) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2009 and 2008, and for the year ending December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	13

EXHIBITS
SIGNATURES	14
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustees
Access National Corporation
401(k) Profit Sharing Plan
Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Access National Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedule of Schedule of Assets Held for Investment Purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Richmond, Virginia
June 28, 2010

ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN
 Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value:
Mutual funds	$6,023,364	$3,628,822
Metropolitan Life Ins Co — GIC	-	559,924
Self-directed brokerage accounts	778,604	666,436
Participant loans	115,991	105,659
Total Investments	6,917,959	4,960,841

Receivables:
Employer contribution	212,139	161,691
Employee deferrals	30,908	-
Total receivables	243,047	161,691

Cash	37,640	28,278

Net assets available for benefits at fair value	$7,198,646	$5,150,810

Adjustment from fair value to contract value for fully benefit responsive investment contract	-	40,305

Net assets available for benefits	$7,198,646	$5,191,115

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN
 Statement of Changes in Net Assets
 Available for Benefits
 For the Year Ended December 31, 2009

2009
Additions to net assets attributed to:

Investment Income:
Mutual funds	$1,148,591
Self-directed brokerage accounts	56,134
Interest and dividends	121,894
1,326,619
Contributions:
Employer	432,739
Participant	941,009
Rollovers	2,772
1,376,520
Total additions	2,703,139

Deductions from net assets attributed to:
Benefits paid to participants	640,383
Administrative expenses	55,225

Total deductions	695,608

Net increase	2,007,531

Net assets available for benefits:
Beginning of period	5,191,115
End of period	$7,198,646

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION
 401(k) PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last amended in 2008 to add a provision allowing Plan participants to take in-service withdrawals subject to certain conditions being met. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21.  Participation in the Plan is voluntary.  Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution).  Employer matching contributions of $212,139 and $161,691 were made subsequent to December 31, 2009 and 2008, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits.

In accordance with IRC limits, the Plan is required to return excess contributions received during the Plan year. Contributions of $4,790 were refunded to applicable participants during 2010 in order for the Plan to pass the Average Deferral Percentage (ADP) test and to comply with IRC Section 415 for the year ended December 31, 2009.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings. Allocations are based on participant account balances  as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Number of Years of
Credited Service	Vested Interest
Less than 3 years	0%
3 years	100%

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Loans: Loans secured by participants’ Plan accounts are permitted under the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan and are not to exceed a term of more than five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes. Loan principal and interest payments are made in accordance with the note’s amortization schedule, and made via payroll deductions.

In-service withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2 .

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution (QNEC). As of December 31, 2009 forfeitures of $102,979 were available for these purposes. Forfeitures of $62,197 were used to reduce the employer matching contribution expense for the Plan year ended December 31, 2009. Forfeitures of $38,957 were used to pay administrative expenses of the Plan for the Plan year ended December 31, 2009.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investments: The investments held by the Plan are shown at fair value with an adjustment to contract value for fully benefit responsive guaranteed investment contracts. Purchases and sales are recorded on a trade date basis. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. As of November 2009, the MetLife Stable Value Fund, a fully benefit responsive guaranteed investment contract, was replaced with the Vanguard Money Market Fund investment option; therefore, no adjustment to contract value for fully benefit responsive guaranteed investment contracts was necessary as of December 31, 2009. The average crediting interest rate for 2009 was 3.36%.

New Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (the FASB) issued guidance under Accounting Standards Update (ASU) No. 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. This guidance established the FASB Accounting Standards Codification (the Codification) as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-Securities and Exchange Commission (SEC) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification were effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption had no impact on the Plan’s financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2009, the FASB issued guidance under Accounting Standards Codification (ASC) 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity.  Under this guidance, if the reporting has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed.  This guidance was effective for annual reporting periods ending after June 15, 2009.  The effect of the adoption of the ASU had no impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures:  Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall. ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate Net Asset Value (NAV) per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment.  The ASU requires enhanced disclosures about the nature and risks of investments within its scope.  This guidance is effective for periods ending after December 15, 2009.  The effect of the adoption of the ASU had no impact on the Plan’s financial statements.

In January 2010, the FASB issued ASC Update No. 2010-06, Improving Disclosures About Fair Value Measurements.  ASU No. 2010-06 will require reporting entities to make new disclosures about: the amount of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements; the inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3; and information on purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures.  The new and revised disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measures are effective for fiscal years beginning after December 15, 2010.  At this time, management is evaluating the implications of ASU No. 2010-06.  The impact on the Plan’s financial statements has not yet been determined.

In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements.  This guidance incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in original and revised financial statements; and replaces the term “reissuance of financial statements” with “revised financial statements”, which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of  GAAP.  The adoption of the guidance was effective upon issuance and did not have a material impact on the Plan’s financial statements.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds or common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Certain reclassifications have been made to the prior year to conform to current year presentation.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Fair Value Measurements:  The Plan measures certain financial assets and liabilities at fair value in accordance with GAAP which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The accounting guidance for fair value measurements also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock – Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds  - Valued at the net asset value of shares held by the Plan at year end.

Guaranteed Investment Contracts (categorized as collective trusts) – Valued at the net asset fair value based on the value of the underlying securities.

Participant loans – Valued at amortized cost, which approximates fair value.

The following tables summarize assets measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$1,561,329	$-	$-	$1,561,329
International growth funds	837,400	-	-	837,400
Index funds	1,532,964	-	-	1,532,964
Target-date retirement funds	410,755	-	-	410,755
Fixed income funds	1,370,189	-	-	1,370,189
Money market funds (1)	412,183	-	-	412,183
Total Mutual Funds	6,124,820	-	-	6,124,820
Common stock (2)	677,148	-	-	677,148
Loans to participants	-	-	115,991	115,991
Total investment assets at fair value	$6,801,968	$-	$115,991	$6,917,959

(1)	Includes $101,456 held in self-directed brokerage accounts.
(2)	Consists of $391,978 common stock of the Company and $285,170 other common stock held in self-directed brokerage accounts.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Growth funds	$966,224	$-	$-	$966,224
International growth funds	658,432	-	-	658,432
Index funds	1,188,985	-	-	1,188,985
Target-date retirement funds	47,699	-	-	47,699
Fixed income funds	767,482	-	-	767,482
Money market funds (1)	340,253	-	-	340,253
Total Mutual Funds	3,969,075	-	-	3,969,075
Common stock (2)	326,183	-	-	326,183
Guaranteed Investment Contracts (3)	-	-	559,924	559,924
Loans to participants	-	-	105,659	105,659
Total investment assets at fair value	$4,295,258	$-	$665,583	$4,960,841

(1)	Includes $340,253 held in self-directed brokerage accounts.
(2)	Consists of $316,509 common stock of the Company and $9,674 of other common stock held in self-directed brokerage accounts.
(3)	Principally consists of investments in non-public investment vehicles.

Total Plan investment assets at fair value classified within Level 3 represented 1.7% and 13.4% of  “Total Investments” on the Plan’s Statements of Net Assets Available for Benefits at fair value as of December 31, 2009 and 2008, respectively.

The table below presents a reconciliation for the year ended December 31, 2009 of all Level 3 investment assets that are measured at fair value on a recurring basis:

Level 3 Investment Assets – Year Ended December 31, 2009
	Loans to Participants	Guaranteed Investment Contracts	Total

Balance, beginning of year	$105,659	$559,924	$665,583
Realized gains	-	16,517	16,517
Unrealized gains / (losses) relating to instruments still held at the reporting date	-	-	-
Purchases, issuances, and settlements	10,332	(576,441)	(566,109)
Transfers in and / or out of Level 3	-	-	-

Balance, end of year	$115,991	$-	$115,991

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 — INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008, except as otherwise noted:
	2009	2008
American Funds Cap World Growth & Income R5	$837,400	$658,432
American Funds Wash Mutual Invest R5	442,996	*
T Rowe Price Retirement Funds	410,755	*
Vanguard 500 Index Fund	781,578	718,352
Vanguard Mid-Cap Index Fund	415,458	*
Vanguard Short Term Federal Fund	567,763	*
Dodge & Cox Income Fund	377,571	353,357
Vanguard Short Term Bond Index Fund	396,272	317,822
Metropolitan Life Ins Co — GIC	*	559,924
Self-directed brokerage accounts	778,604	666,436

*Did not represent 5% or more of the Plan’s net assets at end of respective year.

The following table summarizes appreciation in fair value of the Plan’s investments, including net realized and unrealized gains and losses for the year ended December 31, 2009:
December 31, 2009

Mutual Funds and GIC	$1,148,591
Self-directed brokerage accounts	56,134
Total	$1,204,725

NOTE 5 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $55,225 for 2009.

NOTE 6 — TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated February 12, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION 401(K) PLAN
 EIN 82-0545425, Plan 002
 Schedule of Assets Held for Investment Purposes
 As of December 31, 2009

Description of Asset		Fair Value
	Mutual Funds
	Vanguard Prime Money Market Fund Investor Class	$310,727
	American Funds Cap World Growth & Income R5	837,400
	American Funds Growth Fund of America R5	162,451
	American Funds Income Fund of America R5	83,399
	American Funds Wash Mutual Invest R5	442,996
	Dodge & Cox Balanced Fund	297,805
	Fidelity Commonwealth Tr Small Cap Stock	85,486
	Fidelity Mid-Cap Stock Fund	126,235
	Royce Special Equity Fund	21,986
	T Rowe Price Retirement Funds	410,755
	T Rowe Price Equity Income	72,019
	T Rowe Price Blue Chip Growth	154,039
	T Rowe Price Mid Cap Value	114,913
	Vanguard 500 Index Fund	781,578
	Vanguard Mid-Cap Index Fund	415,458
	Vanguard Short Term Federal Fund	567,763
	Vanguard Small Cap Growth Index	335,928
	Dodge & Cox Income Fund	377,571
	Pioneer High Yield Fund A	28,583
	Vanguard Short Term Bond Index Fund	396,272
	Total Mutual Funds	6,023,364

*	Self-directed brokerage accounts	778,604
**	Participant loans with interest rates from 4.25% to 9.25%	115,991
	Total Assets held for investment purposes	$6,917,959

*	Self directed brokerage accounts include stock of the Plan sponsor, Access National Corporation, a party-in-interest to the Plan.

**	A party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN (As Restated February 4, 2004)
Date: June 28, 2010	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee